December 3, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Nudrat Salik, Staff Accountant
Al Baker, Staff Accountant

Re:	Sunrun Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 6, 2018
Form 10-Q for the Period Ended June 30, 2018
Filed August 9, 2018

Ladies and Gentlemen:

We submit this letter in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during a teleconference on November 14, 2018 relating to the above-referenced Sunrun Inc. (“Sunrun”, the “Company” or “we”) Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Commission on March 6, 2018 (“Form 10-K”) and Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Commission on August 9, 2018 (“Form 10-Q”). We are concurrently submitting via EDGAR this letter and providing copies of this letter for the Staff’s reference by overnight delivery.
In response to the Staff’s verbal comments, we are providing the following additional background on our pass-through arrangements.

Background
The Company designs, constructs, operates and maintains residential solar energy systems (“solar systems”) in the United States. While Sunrun sells to commercial developers through its multi-family and new homes offerings, the majority of its solar systems are provided to residential homeowners. Each solar system is custom-designed and configured based on an individual homeowner’s roof properties and installed by Sunrun or a Sunrun partner on a homeowner’s roof using solar panels, inverters, meters and other related equipment procured from third-party manufacturers. Homeowners may choose to either purchase these solar systems from Sunrun, or enter into a long-term lease or power purchase agreement with the Company which typically have a 20-year initial term and which are referred to collectively as “Customer Agreements”. After the initial term, Customer Agreements typically automatically renew on an annual basis. Under the Customer Agreement service offering, Sunrun, through its subsidiaries, remains the owner of the solar system and agrees to operate and maintain it (such services described as “O&M services”), as well as provide the homeowner with access to it for the initial term and any renewal term(s) for the purpose of delivering power to each customer.
When Sunrun owns the solar system it is entitled to the potential revenue streams associated with that system, including the payment streams from the homeowner, the federal income tax credit (the “ITC”) (described in more detail below), rebates (where applicable), and solar renewable energy credits (“SRECs”) (where applicable).
Because Sunrun is not currently a federal tax payer due to its net operating loss carryforwards, it cannot immediately utilize the ITC and the value of the credit can only be realized by monetizing that credit with a tax payer. To accomplish this, Sunrun has developed structures to finance Sunrun’s purchase and construction of solar systems and allow Sunrun to monetize the ITC. The investors in these funds are entities that currently pay income tax and as such the tax benefits are able to be utilized by the investor more efficiently than if Sunrun retained such tax benefits.

Structure of Pass-Through Arrangements
The Company has entered into pass-through arrangements since 2011, and currently has seven such structures which are structured as shown in the chart below.
These arrangements have two identifiable components: (i) the sale of future revenues, which occurs through the assignment of Customer Agreements to the third-party investor (i.e., the financing) and (ii) the sale of the ITC. The accounting for the pass-through arrangements with respect to the monetization of the ITC is accounted for under ASC 606, Revenue from Contracts with Customers, which is described below.
To set up a pass-through arrangement, Sunrun (or one of its wholly-owned subsidiaries, identified as the “Owner” on the chart below) enters into agreements including a Master Lease Agreement (“Master Lease”), Pass-Through Agreement (“Pass-Through Agreement”), and Master Operations and Maintenance Agreement (“MOMA” and, collectively with the Master Lease, the Pass-Through Agreement and other ancillary agreements, the “Transaction Agreements”) with a wholly-owned subsidiary of the applicable Investor (shown as the “Tenant” on the chart below). These agreements set out the criteria the Customer Agreements and underlying solar systems must meet in order to be included in the Tenant’s portfolio (for example, the acceptable range of homeowner FICO scores, project location(s), and manufacturer and type of equipment) and set out the Investor’s aggregate dollar commitment, which is funded as equity to the Tenant over time as the solar systems included in such portfolio are constructed.

Meanwhile, Sunrun enters into Customer Agreements with homeowners to install the solar systems as discussed above. Sunrun then identifies which Customer Agreements meet the agreed-upon criteria and presents those to the Tenant for approval. If approved, Sunrun contributes the solar systems subject to the approved Customer Agreements to Owner in a common control transaction1. In exchange for cash paid as “rental payments” by the Tenant (the “Debt”), the Owner then “leases” the solar systems to Tenant for tax purposes and assigns the Customer Agreements to the Tenant pursuant to the Master Lease2. As discussed further below, the assignment of the Customer Agreements is accounted for as debt pursuant to the sale of future revenues under ASC 470. In exchange for cash paid by Tenant, Sunrun also sells to the Tenant the right to claim the ITC as the lessee of the applicable solar system, as allowed by the Internal Revenue Code (“IRC”) and described in more detail below.
The Company evaluated whether the contractual obligation to provide O&M services to the Tenant, in the first five years of the Transaction Agreements, is a performance obligation. As discussed in more detail below, Sunrun accounts for this O&M transaction with the Tenant as debt in accordance with ASC 470-10-25 (Sales of Future Revenues), and therefore does not recognize any revenue related to the O&M services. The Tenant does not take possession of the solar system or utilize the generated electricity, as the system is located on the homeowner’s roof and the homeowner is entitled to all the electricity generated by the system per the Customer Agreement.
The cash paid by homeowners to Sunrun under Customer Agreements is remitted to the Tenant as principal and interest payments on the Debt.
The portion of proceeds from the Tenant that relate to the sale of the ITC is recorded as a refund liability until permission to operate is given by the local utility company (“PTO”), at which point in time revenue for the sale of the ITC is recognized (discussed further below).

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1 If not approved, Sunrun does not contribute the solar systems to Owner and the ownership remains with Sunrun.
2 For GAAP purposes, under ASC 842, Leases, the Customer Agreement does not meet the definition of a lease as the homeowner does not have the right to operate the solar system throughout the period of use nor does the homeowner have the ability to design the solar system (or specific aspects of the solar system) in a way that predetermines how and for what purpose the solar system will be used throughout the period of use.

Assignment of Customer Agreements to Tenant
The GAAP accounting for the financing component of these arrangements (the assignment of the cash flows under the Customer Agreement) is under ASC 470, Debt, and more specifically ASC 470-10-25, which addresses Sales of Future Revenues. Pursuant to ASC 470-10-25-2, “while the classification of the proceeds from the investor as debt or deferred income depends on the specific facts and circumstances of the transaction, the presence of any one of the following factors independently creates a rebuttable presumption that classification of the proceeds as debt is appropriate:

a.	The transaction does not purport to be a sale (that is, the form of the transaction is debt).

b.
The entity has significant continuing involvement in the generation of the cash flows due to the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary or business segment).

c.	The transaction is cancelable by either the entity or the investor through payment of a lump sum or other transfer of assets by the entity.

d.	The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.

e.	Variations in the entity’s revenue or income underlying the transaction have only a trifling effect on the investor’s rate of return.

f.	The investor has any recourse to the entity relating to the payments due to the investor.”
The following factors described in ASC 470-10-25-2 are generally present when Sunrun assigns the Customer Agreements to the Tenant:

a.	The transaction does not purport to be a sale (that is, the form of the transaction is debt and Sunrun retains ownership in the solar systems).

b.	Sunrun has significant continuing involvement in the generation of the cash flows due to the Investor through its responsibilities as Operator under the MOMA.

c.	The Master Lease may be early terminated by either party during certain time periods.

d.	The Investor’s rate of return is implicitly limited by the terms of the transaction; although the Investor’s return may vary significantly within the period covered by the Transaction Agreements.
The Company observes that, pursuant to the literature, it has received cash from the Investor and has agreed to pay the investor for a defined period of time with the assigned revenues related to a contractual right. As such, immediate income recognition is not appropriate; rather the cash received from the Investor, including amounts received for the O&M services, should be accounted for as debt.

Federal Investment Tax Credit
As described above, under the Customer Agreement service offering, Sunrun maintains ownership of each solar system. These solar systems represent investment property that qualifies for the ITC under the IRC. The ITC is created when the solar system reaches PTO (defined above). Because Sunrun is not currently a federal tax payer, the value of the credit can only be realized currently by monetizing that credit with a tax payer. Under Section 1.48-4 (Election under the Treasury Regulations) of the IRC, at the election of the owner of the solar system, the ITC can either be claimed by the owner or passed-through to, and claimed by, the lessee of the qualifying investment property. The Pass-Through Agreement is designed for the Owner/lessor to make that election to the Internal Revenue Service to pass-through the ITC to the lessee of the solar system. Hence, once each solar system reaches PTO, the Tenant can claim the associated ITC in its estimated tax payments and on its tax return.

The Company concluded that the accounting for the pass-through arrangements with respect to the monetization of the ITC is accounted for under ASC 606, Revenue from Contracts with Customers. In reaching this conclusion, the Company first considered if the sale of the ITC to the Tenant represents a transaction in the normal course of Sunrun’s business with a customer. ASC 606-10-15-3 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. The monetization of the ITC, as well as other incentives from state and local governments and utilities, such as rebates and SRECs, are an output of its ordinary activities as the Company sells the ITC and other incentives to counterparties on a recurring basis. The pass-through arrangements established through September 30, 2018 cover a fleet of over 20,000 systems that have reached PTO and qualified for the ITC. In the pass-through transactions, the Tenant is the customer for the ITC. As such, the ITC represents a good that is an output of its ordinary activities. Therefore, the Company believes that when it sells these incentives for consideration to a customer, that they are appropriately classified as revenue in the statement of operations in “Customer agreement and incentives” revenue. This conclusion is consistent with the prior conclusion under ASC 605.
This conclusion is also consistent with the conclusion under ASC 606 when Sunrun sells a solar system to a homeowner as a product sale (as opposed to providing access to a system under a Customer Agreement). The ITC and any rebates are a part of the value received by the homeowner as an output of its ordinary activities. These incentives are included in the transaction price and recognized in the statement of operations as “Solar energy systems and products” revenue. The ITC is a benefit that the homeowner considers when deciding whether to purchase the system outright as a product sale, or whether instead to enter into a Customer Agreement.
The transaction price for ITC sales under a pass-through arrangement is the amount committed by the Tenant, which is funded through cash payments.
Sunrun indemnifies the Tenant from ITC recapture loss. The ITC is subject to recapture by the Internal Revenue Service if the underlying solar system either 1) ceases to be a qualifying investment credit property or 2) undergoes a change in ownership within five years of its placed in service date3. Both of these events are outside the control of Sunrun, and therefore are not a performance obligation that Sunrun has to the customer. The Company’s obligation related to the indemnification is purely monetary as it does not have a future performance obligation under ASC 606 (the remedy for the indemnification is a cash payment to the customer for proceeds received for the sale of the tax credits). The indemnification is scoped out of ASC 460-10-15-7(g) as this indemnity/guarantee could prevent the Company from recognizing the profit from the sale of the ITC. The indemnification could cause the Company to return a portion of the transaction price received for the sale of the ITC, which would be accounted for as variable consideration under ASC 606. Since the Company’s indemnification of the value of the ITC represents variable consideration, it is evaluated for a constraint. Payments under the indemnification clause have not been material to date.
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3 Placed in service is defined in the IRC. One plausible scenario where this would happen would be if the homeowner elected to buy the solar system after entering into a Customer Agreement. The pricing in the Customer Agreement for purchasing the solar system is purposely higher in the first five years due to it triggering an ITC recapture, which generally makes a purchase transaction undesirable to the homeowner.

Control transfers upon pass-through of the ITC to the Tenant once the solar system has reached PTO, at which point, the Tenant may claim the ITC and the Company recognizes revenue as it has no further performance obligations to the customer at that time.
Under legacy guidance, since the possible recapture of the ITC created a contingency, the Company did not recognize revenue until the contingency was resolved. The Company historically began recognizing deferred revenue at PTO, with revenue being recognized as the recapture provisions lapse, which is equal to 20% on each PTO anniversary. The concepts of contingent revenue no longer apply under ASC 606. Under ASC 606, since no future performance obligation after PTO exists, revenue is required to be recognized at the time control transfers, and any variable consideration related to indemnification payments is estimated.
Consolidation analysis for Tenant
The Company does not consolidate the Tenant entity, based on its conclusion that Sunrun is not the primary beneficiary pursuant to its analysis under ASC 810.
The analysis begins with obtaining an understanding of the purpose and design of the Tenant entity, which is to earn a return on a specific cash flow portfolio of Customer Agreements related to solar systems on the roofs of individual homeowners, as well as the utilization of the ITC on the underlying solar systems.
The Tenant entity is 100% owned by the Investor, with which Sunrun is not affiliated.
In performing its analysis under ASC 810, Sunrun’s variable interests in the Tenant were identified as the O&M fees, indemnity and other terms set forth in the Transaction Agreements. The Investor has a variable interest in Tenant through its ownership in Tenant’s equity.
The Tenant is a VIE due to insufficient equity at risk, since these entities are capitalized with nominal equity initially and funded over time.
Since the Tenant was determined to be a VIE, the evaluation continued under the Variable Interest Model. This required an evaluation of the primary beneficiary criteria. In evaluating which variable interest holder has the power to direct the activities that most significantly impact the economic performance of Tenant, the Company first considered the purpose and design of the Tenant, which is to earn a return on a specific cash flow portfolio over the period of 22 to 25 years generated by Customer Agreements related to solar systems on the roofs of homeowners as well as the utilization of the ITC. The activities that most significantly impact the economic performance of the Tenant are (1) the selection of which solar systems and related Customer Agreements will be assigned to it at inception of the Pass-through Arrangement, (2) O&M activities after the initial five-year term of the MOMA, and (3) redeployment of a solar system upon a homeowner default and corresponding termination of a Customer Agreement. Activities (2) and (3) are described below. The pre-approval activities in (1) are discussed above under the background section.
During the initial five years of operation, O&M activities are not a significant activity because they are fairly routine and primarily overseen by inspections of third party agencies. That is, they are not a source of significant variability to Tenant. As the equipment ages (after year five), O&M activities such as meter and inverter replacement significantly affect economic performance. Decisions about most of the O&M activities, such as meter and inverter replacement, are made by the Operator. However, the Investor has the ability to appoint an Operator other than Sunrun after year five, without cause, which provides the Investor with the power to direct the maintenance decisions in the years thereafter. Other service providers are readily available in the market. The most significant maintenance decisions other than meter and inverter replacement are generally considered non-covered services outside the scope of the O&M services (i.e., actions that are needed due to a change in utility tariff practice and redeployments, among other things) where the Investor decides whether to have Sunrun, as Operator, perform these services.
As it relates to redeployment of the solar systems in the event of a Customer Agreement termination (including homeowner credit default), if the Operator at that time is unable to redeploy the solar system to another homeowner under terms the same or substantially similar to those of other customers, the Investor decides how to redeploy the system.
As a result, the Investor has the power to make the decisions that most significantly impact the economic performance of the Tenant. Additionally, as the sole equity owner, the Investor has the obligation to absorb losses and the right to receive benefits that are potentially significant to the Tenant. Therefore, the Investor is the primary beneficiary of the Tenant and Sunrun is not the primary beneficiary. As a result, Sunrun does not consolidate the Tenant entity.

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Please direct any questions regarding the Company’s responses to me at (415) 638-4002 or jeanna.steele@sunrun.com.

Sincerely,
/s/ Jeanna Steele

Jeanna Steele
General Counsel

cc:	Lynn Jurich, CEO, Sunrun Inc.
Bob Komin, CFO, Sunrun Inc.
Calise Cheng, Cooley LLP